UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-40280

EpicQuest Education Group International Limited

(Translation of registrant's name into English)

1209 N. University Blvd.

Middletown OH 45042

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                         Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On January 15, 2022, Highrim Holding International Limited (“Highrim”), a wholly owned subsidiary of EpicQuest Education Group International Limited (the “Company”) entered into: (i) a share purchase and sale agreement (the “Purchase Agreement”); (ii) shareholders agreement (the “Shareholders Agreement”); and (iii) option agreement (“Option Agreement”), with Canada EduGlobal Holdings Inc. (“Global”) and Richmond Institute of Languages Inc. d.b.a EduGlobal College (“Richmond Institute”), pursuant to which Highrim acquired 80% of the issued and outstanding shares (the “Shares”) of Richmond Institute from Global. The initial purchase price for the Shares was CAD$1.0 million, and Highrim assumed up to CAD$200,000 in certain liabilities of Richmond Institute.

In addition to the payment of the purchase price for the Shares, pursuant to the Shareholders Agreement, Highrim agreed to invest a total of CAD$3.0 million over a two year period to Richmond Institute by way of capital contribution (the “Capital Contribution”), with the initial CAD$1.0 million tranche being made concurrently with the execution of the Shareholder Agreement. In the event that Highrim breached its obligations to make the foregoing Capital Contribution, Global had the option to repurchase the Shares for an aggregate price of CAD$100. Pursuant to the Option Agreement, on the three-year anniversary of the agreement, if Richmond Institute had not achieved certain financial and student enrollment metrics, Highrim had the right to sell the Shares back to Global for an amount equal to CAD$1.0 million plus the sum of the Capital Contribution made, up to an additional CAD$3.0 million.

On March 31, 2023, the parties to the Purchase Agreement entered into a new share purchase and sale agreement (the “2023 Purchase Agreement”) pursuant to which Highrim acquired the remaining 20% of the issued and outstanding shares of Richmond Institute from Global for a purchase price of CAD$250,000. In connection with the 2023 Purchase Agreement, the parties terminated the Shareholders Agreement and Option Agreement. In connection with the original Purchase Agreement, Richmond Institute entered into a three-year employment contract with the principal of Global to serve as chief executive officer of Richmond Institute at an annual salary of CAD$200,000. As part of the 2023 Purchase Agreement, the foregoing employment agreement was terminated and Richmond Institute paid severance of CAD$100,000, plus earned and carried forward vacation pay during the employment and the vacation pay to be accrued for additional six months.

The foregoing description of the Purchase Agreement and 2023 Purchase Agreement does not purport to be complete and is qualified in its entirety by reference to the complete text of the agreement, which is filed as exhibit 99.1 to this report.

This Form 6-K is hereby incorporated by reference into the registration statement of the Company on Form S-8 (Registration Number 333-258658) and Form F-3 (Registration Number 333-264807), to the extent not superseded by documents or reports subsequently filed or furnished by the Company under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended.

EXHIBIT INDEX

Exhibit No.	Description
99.1	Share Purchase and Sale Agreement by and between Highrim Holding International Limited, Canada EduGlobal Holdings Inc. and Richmond Institute of Languages Inc., dated January 15, 2022. (incorporated by reference to Exhibit 99.1 of the Form 6-K filed January 21, 2022)
99.2	Share Purchase and Sale Agreement by and between Highrim Holding International Limited, Canada EduGlobal Holdings Inc., Richmond Institute of Languages Inc., and Sylvester Chen, dated March 31, 2023

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

EpicQuest Education Group International Limited

By:	/s/ Zhenyu Wu
Zhenyu Wu Chief Financial Officer

Date: April 12, 2023

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